13013487

Mail Processing Section

MAR 01 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Victor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Ave, Building #3
(No. and Street)

Englewood	**NJ**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **John Pawluk**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Victor Securities, Inc.**, as of **December 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

YVONNE REID-BERNSTEIN
Notary Public State of New Jersey
No. 2286288
Qualified in Bergen County
Commission Expires April 08 20 17

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VICTOR SECURITIES, INC.

Statement of Financial Condition

December 31, 2012

VICTOR SECURITIES, INC.

DECEMBER 31, 2012

INDEX

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY	2
NOTES TO FINANCIAL STATEMENTS	3-5

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Victor Securities Inc.
Englewood, New Jersey

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Victor Securities Inc., as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Victor Securities Inc., at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

MaloneBailey, LLP

February 27, 2013

10350 Richmond Avenue, Suite 800 • Houston, Texas 77042 • 713.343.4200
15 Maiden Lane, Suite 1002 • New York, New York 10038 • 212.406.7272
#0906 Block A North Tower, SOHO Shangdu No. 8, Dongdaqiao Road • Chaoyang District, Beijing P.R. China 100020 • 86.010.5869.9192
Coastal City (West Tower), Hai De San Dao #1502 • Nanshan District, Shenzhen P.R. China 518054 • 86.755.8627.8690
www.malonebailey.com

VICTOR SECURITIES, INC.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

DECEMBER 31, 2012

ASSETS		
Cash	$	525,748
Deposits with Clearing Broker		1,100,000
Due from Clearing Broker		585,094
Accounts Receivable		119,756
Prepaid Expenses		14,017
TOTAL ASSETS	$	2,344,615
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts Payable and Accrued Expenses	$	662,671
TOTAL LIABILITIES		662,671
Capital Stock $20 par value; 500 shares authorized, 500 shares issued and outstanding		10,000
Paid In Capital		1,853,057
Accumulated Deficit		(181,113)
		1,681,944
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	2,344,615

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION AND NATURE OF BUSINESS

Victor Securities, Inc., a Pennsylvania corporation (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and is an independent introducing broker, registered with the Commodity Futures Trading Commissions ("CFTC") and the National Futures Association ("NFA").

The Company is engaged as an introducing broker for its securities business to APEX Clearing Corporation ("APEX"), formerly Penson Financial Services, Inc. ("APEX") and Merrill Lynch Professional Clearing Corp. ("MLPRO") and is also an introducing broker for futures business to Knight Capital Americas, LLC ("Knight") and FC Stone, LLC ("FC STONE") The Company's revenues are earned primarily by charging its clients volume based commission and balance based financing overrides as an introducing broker. The Company's clients consist entirely of institutions, materially comprised of hedge funds, proprietary trading groups and other broker-dealers.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk
The Company is engaged in various non-principal based investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it engages.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee to a client is fixed or determinable; and collection of the resulting receivable is reasonably assured.

The Company's revenues based on securities transactions are recognized on a trade date basis.

Accounts Receivable
Accounts receivable represent valid claims against customers and are recognized when services are rendered. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts would be recorded based upon management's estimate of collectability at the time of their review. Accounts receivable are written off when the account is deemed uncollectible. To date, no allowance for doubtful accounts exists, nor has any receivable has been written off.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

Recent Accounting Pronouncements
The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3-NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the company's net capital was $1,637,852 which was $1,387,852 in excess of its required net capital of $250,000. The company's aggregate indebtedness to net capital ratio was .404 to 1.

The Company is also a member of the NFA, and is subject to the CFTC's minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to 4 percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined.

NOTE 4-OFF BALANCE SHEET RISK

Pursuant to clearing arrangements with APEX and MLPro, collectively "the Clearing Brokers", the company introduces on a fully disclosed basis to its Clearing Brokers all client balances and transactions. Specifically, all long and short security and derivative balances, together with any long or short cash balances are held by the Clearing Brokers. Under certain conditions as defined in the agreements, the Company has agreed to indemnify its Clearing Brokers for losses, if any, which the Clearing Brokers may sustain from maintaining the securities transactions of the Company's clients. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor risk and collateral on the securities transactions and balances introduced by the Company to the Clearing Brokers. Furthermore, the Federal Reserve's Regulation T and Portfolio Margin rules, as governed by the SEC provide specific guidance to both the Clearing Brokers and the Company on margin requirements, and margin calls, all of which are in place to limit risk to the client, the Clearing Broker and the Company.

NOTE 5-RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Victor Securities, LLC ("LLC"), a Delaware limited liability company wholly owned by Victor IB Holdings, LLC ("VIBH"). LLC pays rent and other costs on behalf of the Company, charging the Company a management fee of $ 1,008,000 for 2012. Additionally, during 2012 VIBH contributed $250,000 to the Company.

Additionally, the Company pays for market data services to another affiliate, Victor Technologies, LLC ("VTECH"). The Company paid VTECH $ 48,992 during 2012.

As of December 31, 2011, the Company had a receivable from VIBH of $224,000 and a payable to VIBH of $88,823. These amounts were collected and repaid, respectively during 2012.

NOTE 6-INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The Company had no significant expected tax benefits or tax liabilities as of December 31, 2012. The Company has an insignificant loss in 2012 which will add to net operating losses from prior periods.